ShiftPixy, Inc.

501 Brickell Key Drive, Suite 300

Miami, Florida 33131

June 11, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.
Washington, D.C. 20549

Attention: Benjamin Richie

Re:	ShiftPixy, Inc.
Registration Statement on Form S-3
File No. 333-256834
Acceleration Request

 Dear Mr. Richie,

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, ShiftPixy, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-256834), so that it may become effective at 5:00 p.m. (New York City time) on Tuesday, June 15, 2021, or as soon thereafter as practicable.

Please call Ivan K. Blumenthal, of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (212) 692-6784 with any comments or questions regarding the Registration Statement.

Very truly yours,

ShiftPixy, Inc.

/s/ Scott W. Absher
By:	Scott W. Absher
Its:	Chief Executive Officer

cc:	Robert S. Gans, General Counsel, ShiftPixy, Inc.
Ivan K. Blumenthal, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.